UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

June 11, 2026

Commission File Number 1-10257

Barclays bank plc

(Name of Registrant)

1 Churchill Place

London E14 5HP

England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ☒   Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (No. 333-287303) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Barclays Bank PLC (the “Registrant”) has filed a Registration Statement on Form F-3ASR (File No. 333-287303) in order to register under the Securities Act of 1933, as amended (the “Securities Act”), among other securities, the Registrant’s Global Medium-Term Notes, Series A (the “Notes”) that may be offered from time to time.  This report on Form 6-K contains the exhibits set forth below.

Exhibit No.	Description
5.1	Opinion of Davis Polk & Wardwell London LLP, English counsel to the Registrant, as to certain matters under English law
5.2	Opinion of Davis Polk & Wardwell LLP, special products counsel to the Registrant, as to the validity of certain of the Notes under New York law
23.1	Consent of Davis Polk & Wardwell London LLP, English counsel to the Registrant (included in Exhibit 5.1)
23.2	Consent of Davis Polk & Wardwell LLP, special products counsel to the Registrant (included in Exhibit 5.2)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC

Date: June 11, 2026	By:	/s/ Shikha Jindal
		Name:	Shikha Jindal
		Title:	Managing Director